CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees

GE Investment Funds, Inc.:

We consent to the use of our report dated February 23, 2005, incorporated herein by reference, to the U.S. Equity Fund, S&P 500 Index Fund, Premier Growth Equity Fund, Value Equity Fund, Mid-Cap Equity Fund, Small-Cap Value Equity Fund, International Equity Fund, Europe Equity Fund, Emerging Markets Fund, Income Fund, Total Return Fund, Money Market Fund, and Real Estate Securities Fund, each a series of GE Investment Funds, Inc., and to the references to our firm under the captions “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

KPMG, LLP

Boston, Massachusetts

January 30, 2006